August 3, 2009

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C.  20549

Attention:	Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Cephalon, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
(Filed February 23, 2009)
SEC File No. 000-19119

Ladies and Gentlemen:

I am writing on behalf of Cephalon, Inc. (“Cephalon”, the “Company” or “we”) in response to the comments contained in the staff’s letter dated July 22, 2009 (the “2nd Comment Letter”) to our response letter dated June 1, 2009 to the staff’s letter dated May 15, 2009 (the “1st Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.  For the convenience of the staff’s review, I have set forth the comments contained in the 2nd Comment Letter along with the responses of the Company.

Form 10-K for Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Acquisitions, Page 57

1.              We note your response to comment three.  Please provide a detailed financial analysis supporting your determination that the LUPUZOR license is not financially material.  Your analysis should include estimates of your financial obligation to pay expenses relating to Phase IIb studies, Phase III studies, and regulatory filings.

RESPONSE:

In response to this comment and to the staff’s comment three in the 1st Comment Letter, we will file the LUPUZOR license agreement as an exhibit to our Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2009.  This will provide us with the necessary time to notify and consult with the counterparty to the license regarding our SEC filing obligation and to prepare any necessary request for confidential treatment.

Critical Accounting Policies and Estimates, Revenue Recognition, page 79

2.              Please refer to your response to comment four.  Revise your disclosure to clarify the business reason for the build up in the supply of inventory held at wholesalers and retailers over the last 12 months and its expected effect on financial position and results of operations.

RESPONSE:

In future filings, including our Quarterly Report on Form 10-Q expected to be filed on August 5, 2009, we will include the disclosure below with respect to supply of inventory held at wholesalers and retailers.  As inventory levels change over time, we will attempt, to the best of our ability and without undue speculation, to ascribe reasons to any such change.    The italicized text below indicates the new disclosures responsive to the Staff’s comment.

In the United States, we sell our proprietary products to pharmaceutical wholesalers, the largest three of which accounted for 75% of our total consolidated gross sales for the three months ended June 30, 2009.

Decisions made by these wholesalers regarding the levels of inventory they hold (and thus the amount of product they purchase from us) can materially affect the level of our sales in any particular period and thus may not necessarily correlate to the number of prescriptions written for our products as reported by IMS Health Incorporated.  We have distribution service agreements with our major wholesaler customers. These agreements obligate the wholesalers to provide us with periodic retail demand information and current inventory levels for our products held at their warehouse locations; additionally, the wholesalers have agreed to manage the variability of their purchases and inventory levels within specified limits based on product demand.  Various factors can impact the decisions made by wholesalers and retailers regarding the levels of inventory they hold, including, among other factors, their assessment of anticipated demand for products, timing of sales made by them, their review of historical product usage trends, and their purchasing patterns.

As of June 30, 2009, we received information from substantially all of our U.S. wholesaler customers about the levels of inventory they held for our U.S. branded products. Based on this information, which we have not independently verified, we believe that total inventory held at these wholesalers is approximately two to three weeks supply of our U.S. branded products at our current sales levels. Wholesalers held additional supply of NUVIGIL, which was launched on June 1, 2009. Based on a retail inventory survey in June 2009, we believe that our generic OTFC inventory held at wholesalers and retailers is approximately three months.  We do not expect that potential future fluctuations in inventory levels of generic OTFC held by retailers will have a significant impact on our financial position and results of operations.

* * * * *

If you have any questions regarding the foregoing, please contact me at (610) 883-5694 or Wilco Groenhuysen at (610) 727-7260.

Sincerely,

Todd C. Longsworth

Associate General Counsel

Enclosures

cc:  (w/o enclosures)

J. Kevin Buchi, Executive Vice President and Chief Financial Officer

Wilco Groenhuysen, Senior Vice President, Worldwide Finance